

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Philip A. Garton
Chief Financial Officer
Shoals Technologies Group, Inc.
1400 Shoals Way
Portland, TN 37148

      Re: Shoals Technologies Group, Inc.
          Draft Registration Statement on Form S-1
          Submitted November 12, 2020
          CIK 0001831651

Dear Dr. Garton:

We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information that you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 12, 2020

General

1. Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

2. Please include updated financial statements in your next amendment. Refer to Rule 3-12 of Regulation S-X.

Our certificate of incorporation will also provide that the Court of Chancery...will be the exclusive forum..., page 46

3.	We note that your certificate of incorporation will identify the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes. Revise the disclosure to make clear whether this provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the exclusive forum provision in your certificate of incorporation states this clearly. Alternatively, tell us how you will inform investors in future filings, including any amendment to this draft registration statement, that the provision does not apply to any action arising under the Securities Act or the Exchange Act.

Cost of Revenue and Gross Profit, page 78

4.	We note your reference to product warranty costs. Please disclose in the notes to the financial statements a description of the type(s) of warranties and related obligations provided in your contracts with customers pursuant to ASC 606-10-50-12e. Further, please revise to include the disclosures required by ASC 460-10-50-8, or explain to us why you believe you are not required to do so.

Management's discussion and analysis of financial condition and results of operations
Revenues, page 78

5.	We note that you provide technical support for installations to your customers. Please expand your disclosure to describe how you recognize revenue for these support services. In your response, please tell us approximately how long after installation is complete that you provide support services and how you account for the revenue and related costs for those arrangements.

Business, page 90

6.	Please revise to provide a general discussion of the development of your business that clarifies the involvement of Oaktree and Dean Solon.

Principal and Selling Shareholders, page 107

7. Provide the disclosure required by Item 507 of Regulation S-K for the selling stockholder. Additionally, describe briefly how the selling stockholder acquired the securities being offered for resale.

8. Confirm that the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

9. Identify the natural person or persons exercising voting or dispositive control over the securities beneficially owned by Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. In addition, please add your founder to the table.

Certain Relationships and Related Party Transactions, page 108

10. Please file the Shoals Parent LLC Agreement as an exhibit to the registration statement.

Where You Can Find Additional Information, page 136

11. We note the "not necessarily complete" language relating to any contract or document referred to in the prospectus. Revise the disclosure to clarify that you have included the material provisions of any contract or document referred to in the prospectus.

Notes to the Consolidated Financial Statements
Summary of Significant Accounting Policies, page F-10

12. Please disclosure your accounting policy for research and development costs. Please also expand your MD&A disclosures to provide a narrative for your research and development expenses for each period presented.

13. We note from disclosures provided elsewhere in your filing that most customers' orders are customized and that you typically have 12 months or more of lead time to engineer, produce, and ship each order which you receive. Please describe for us in further detail the nature of the engineering and production activities involved in your orders and whether these represent pre-production costs incurred in connection with supplying products to your customers. As part of your response, please tell us how the costs are accounted for within your financial statements. If material, please disclose your accounting policy for pre-production within the notes to your financial statements.

13. Geographical Information, page F-22

14. Please expand your disclose to include the factor(s) used to identify your one operating and reportable segment.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Joshua N. Korff, P.C.